SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______
Commission file number 1-892
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
GOODRICH CORPORATION EMPLOYEES’ SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Goodrich Corporation
Four Coliseum Centre
2730 West Tyvola Road
Charlotte, NC 28217-4578

REQUIRED INFORMATION
1.	Audited Financial Statements for the Goodrich Corporation Employees’ Savings Plan Including:

The Report of Independent Registered Public Accounting Firm; Statements of Assets Available for Benefits as of December 31, 2005 and 2004; and Statement of Changes in Assets Available for Benefits for the year ended December 31, 2005.

2.	Exhibit 23

Consent of Independent Registered Public Accounting Firm — Ernst & Young LLP
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Goodrich Corporation Benefit Design and Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GOODRICH CORPORATION EMPLOYEES’ SAVINGS PLAN

June 29, 2006	/s/ Kevin P. Heslin

Kevin P. Heslin Chairman of Goodrich Corporation Benefit Design and Administration Committee

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Goodrich Corporation Employees’ Savings Plan,
December 31, 2005 and 2004, and year ended December 31, 2005 with Report of Independent Registered Public Accounting Firm

Goodrich Corporation Employees’ Savings Plan
Audited Financial Statements and Supplemental Schedule
December 31, 2005 and 2004 and
year ended December 31, 2005
Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements
Statements of Assets Available for Benefits	2
Statement of Changes in Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule
Schedule of Assets (Held at End of Year)	8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Goodrich Corporation
Benefit Design and Administration Committee
We have audited the accompanying statements of assets available for benefits of Goodrich Corporation Employees’ Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
June 8, 2006

Goodrich Corporation Employees’ Savings Plan
Statements of Assets Available for Benefits

	December 31,
	2005	2004
Assets
Investments, at fair value (Note 4)	$1,344,803,981	$—
Investment in Goodrich Corporation Savings Plans Master Trust, at fair value (Notes 2 and 4)	—	1,209,106,168

Net assets available for benefits	$1,344,803,981	$1,209,106,168

See accompanying notes to financial statements.

Goodrich Corporation Employees’ Savings Plan
Statement of Changes in Assets Available for Benefits
Year Ended December 31, 2005

Additions
Investment income:
Interest	$12,356,905
Dividends	25,633,321
Net appreciation in aggregate fair value of investments (Note 4)	101,651,516

139,641,742
Contributions from:
Participants	67,538,946
Goodrich Corporation	19,327,309

86,866,255

Total additions	226,507,997

Deductions
Withdrawals and terminations	91,001,638
Administrative expenses (Note 1)	749,320

Total deductions	91,750,958

Plan to plan transfers, net (Note 1)	940,774

Net increase	135,697,813

Assets available for benefits at beginning of year	1,209,106,168

Assets available for benefits at end of year	$1,344,803,981

See accompanying notes to financial statements.

Goodrich Corporation Employees’ Savings Plan
Notes to Financial Statements
December 31, 2005
1. Description of the Plan
Goodrich Corporation Employees’ Savings Plan (the “Plan”) is a defined contribution plan covering substantially all non-bargaining unit employees and certain bargaining unit employees of Goodrich Corporation (the “Company”) and certain subsidiaries of the Company to which the Plan has been extended. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Effective February 1, 1994, Goodrich Corporation Savings Plan Master Trust (the “Master Trust”) was established to hold the assets of the Plan and the assets of Goodrich Corporation Savings Plan for Wage Employees. During 2005, net plan to plan transfers of assets to the Plan were $940,774. The net transfer in was due to transfers into the Plan from the Goodrich Corporation Savings Plan for Rohr Employees in the amount of $220,023 and the Goodrich Corporation Savings Plan for Wage Employees in the amount of $720,751. On April 5, 2005, all assets, totaling $720,751, of the Goodrich Corporation Savings Plan for Wage Employees were transferred into the Plan. The transferred assets relate primarily to the active employees of the Company’s plating operation in Cleveland, Ohio.
In December 2005, the Plan was amended to change the Company match that will apply to employees hired after 12/31/2005. The match for these participants is 100% of participant contributions up to 6% of pay. In addition, these participants will receive a Company contribution equal to 2% of eligible pay at the end of each Plan year provided they are still employed. This 2% contribution is subject to a 3-year vesting schedule. In addition, employees hired prior to 12/31/2005 who elected the Savings Plus option during the Retirement Choice election period will, effective 7/1/2006, get the same match and Company contributions as new hires.
The Plan offers participants the choice of two savings options: an after-tax savings option and a pre-tax, 401(k) savings option. Under the after-tax savings option, participant contributions are subject to federal income taxes, whereas under the pre-tax savings option the participant postpones paying federal income taxes on the amount of contributions deducted from his or her salary until the contributions are withdrawn from the Plan. Participants can elect to participate in either or both of the savings options. Participants can contribute to each of the investment funds under both savings options. Participants age 50 or older can contribute pre-tax “catch-up” contributions to the Plan, subject to limitations.
Each employee who elects to become a participant in the Plan authorizes a payroll deduction from 1% to 25%, of their eligible earnings, subject to limitations under the Internal Revenue Code (the “Code”). Highly compensated employees may be limited to contributing a lower percentage than 25% in order to facilitate the Plan’s passing of non-discrimination testing.
Participant contributions are always fully vested. The Plan provides that for each Plan year the Company will contribute a percentage of the participants’ contributions that are 6% or less of the participants’ monthly eligible earnings. The Plan was amended effective December 31, 2001 to eliminate the vesting requirement on Company contributions. Also at that time, the Company contributions were no longer automatically invested in the Company Stock Fund, but were invested in the same manner as participant contributions. The investment choices available to participants were expanded, and a brokerage option was added to the Plan.
The Plan was further amended on January 1, 2003 to increase the maximum payroll deduction to 25% from 18% of eligible earnings, to allow for age 50 or older catch-up contributions and to qualify the Company Stock Fund portion of the Plan as an ESOP in order to allow participants an opportunity to elect to receive dividends on Company stock in cash rather than having these dividends reinvested. Effective June 1, 2003 the Company match for all non-bargaining employees participating in the Plan was decreased from 100% to 50% on the first 6% of eligible earnings.
The Plan provides for the acceptance of rollover contributions from other plans qualified under the Code.
Dividends, interest and proceeds from sale of investments in each fund are reinvested in the respective fund.
Company contributions made after January 1, 1990, but prior to January 1, 2002, may not be withdrawn until the participant reaches age 55 or upon termination, disability or death. Company matching contributions made on or after January 1, 2002, may not be withdrawn until age 59 1/2 or upon termination, disability or death.
A participant who elects to withdraw from the Plan is paid the current value of his or her vested account balance. Distributions from the Company Stock Fund are made in cash or stock. Distributions from the other funds are made in cash.
Participants may borrow against their participant contributions and related earnings as permitted under the Code not to exceed the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with prevailing market rates as determined monthly by the Trustee. Principal and interest are paid ratably through monthly payroll deductions. Rates for loans in 2005 ranged from 2.45% to 6.0%.
Investment management fees and administrative expenses related to recordkeeping are charged against the earnings of the investment funds in which the participants’ funds are invested. Fees for certain transactions, such as withdrawals and loan processing, are charged directly to the account of the participant reporting such a transaction.
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue such contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, all participants will become 100% vested and the net assets of the Plan will be distributed to the participants based on the value of their accounts. Since this is an individual account plan, the Pension Benefit Guaranty Corporation does not guarantee any benefits.
The foregoing description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Copies of the Plan document are available from the Human Resource Department of the Company.
2. Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are reported on the accrual basis of accounting.
Investment Valuation
The Plan’s investments were held in the Master Trust until April 5, 2005, when all of the assets of the Goodrich Corporation Savings Plan for Wage Employees were transferred into the Goodrich Corporation Employees’ Savings Plan. Prior to April 5, 2005 participation units of the Master Trust were stated at the underlying fair value of the trust investments. Both prior and subsequent to the dissolution of the Master Trust, the fair value of the Goodrich Stock Fund is derived from the value of the Company’s common stock as determined by quoted market prices in an active market on the last day of the Plan year. Investments in the individual Fidelity mutual funds and investments under the brokerage link are valued at quoted market prices in an active market on the last business day of the Plan year.
Investments in the Stable Value Fund are primarily investment contracts, offered by major insurance companies and other approved financial institutions (with an average yield of 5.14% in 2005), and are valued at contract value (which approximates fair value). The loans to participants are valued at their outstanding balance, which approximates fair value. Temporary investments represent investments in short-term fixed income obligations, the fair value of which approximates cost.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Income Tax Status
The Plan received a determination letter from the Internal Revenue Service dated July 22, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Goodrich Corporation Benefit Design and Administration Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
4. Investments
Until April 5, 2005, the investment in the Master Trust represented the Plan’s proportionate interest in the assets of the Master Trust. The Plan’s investment in the Master Trust represented approximately 100% of the total net assets of the Master Trust at December 31, 2004.
Effective January 1, 2005, the EnPro Stock Fund no longer existed as an investment option in the Plan. The planned elimination of the EnPro Stock Fund was announced at the time of the original stock dividend in 2002.
The Plan had a divided interest in the Participant Loan Account, which reflects the Plan’s specific loan transactions. Participation by the Plan in the Master Trust investment accounts was increased or decreased by the purchase or redemption of units of participation at the unit value established at the end of the day on which the purchase or redemption of units occurred. Summarized financial information for the Master Trust as of December 31, 2004 is as follows:
Employees’ Savings Plan

December 31,
2004
Investments at fair value:
Cash	$—
Goodrich Stock Fund	222,266,071
EnPro Stock Fund	12,427,645
Fidelity Investments	924,432,725
Brokerage Link	9,175,992
Loans to participants	40,084,292

Total investments	1,208,386,725
Receivables:
Dividends receivable	1,358,709
From other plans	—

Assets payable to participating plans	$1,209,745,434

When the assets of the Goodrich Corporation Savings Plan for Wage Employees were transferred into the Goodrich Corporation Employees’ Savings Plan on April 5, 2005, the Plan no longer belonged to a Master Trust. The following presents investments of the Plan as of December 31, 2005 that represent 5 percent or more of the Plan’s net assets.

December 31,
2005
Fidelity Freedom 2020 Fund, 5,261,083 shares	$77,390,530
2A Stable Value Fund, 214,466,621 shares	214,466,621
2E Large Cap Growth Fund, 6,946,927 shares	72,470,883
2C S&P Index Fund, 13,117,527 shares	152,781,283
Goodrich Stock Fund, 15,812,180 shares	243,406,774

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as determined by quoted market prices by $101,651,516 as follows:

Registered Investment Companies	$45,801,065
Goodrich Stock Fund	55,850,451

$101,651,516

5. Transactions with Parties-in-Interest
Goodrich pays most legal and all accounting expenses of the Plan. Other than as described above or pursuant to the Trust Agreement with Fidelity Investments, the Plan has had no agreements or transactions with any parties-in-interest that are prohibited transactions under ERISA section 3(14).

Supplemental Schedule
Goodrich Corporation Employees’ Savings Plan
EIN 34-0252680 Plan-002
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2005

	Description of Investment,
Identity of Issue, Borrower,	Including Maturity Date, Rate of
Lessor, or Similar Party	Interest, Par or Maturity Value	Current Value
FIDELITY	FID FIDELITY*	$130,093
FIDELITY	FID PURITAN*	1,787,931
FIDELITY	FID TREND*	3,905
FIDELITY	FID SEL COMPUTERS*	129,833
FIDELITY	FID SEL ELECTRONICS*	462,951
FIDELITY	FID SEL FOOD & AG*	177,838
FIDELITY	FID VALUE STRATEGIES*	92,356
FIDELITY	FID GINNIE MAE*	270,480
FIDELITY	FIDELITY MAGELLAN*	29,086,046
FIDELITY	FID CONTRAFUND*	23,355,161
FIDELITY	FID EQUITY INCOME*	942,982
FIDELITY	FID GROWTH COMPANY*	344,826
FIDELITY	FIDELITY INVST GR BD*	550,301
FIDELITY	FID GROWTH & INCOME*	43,426,103
FIDELITY	FID SEL SOFTWARE*	188,639
FIDELITY	FID INTERMED BOND*	541,059
FIDELITY	FID SEL AIR TRANSPRT*	203,815
FIDELITY	FID CAPITAL & INCOME*	1,063,111
FIDELITY	FID VALUE*	3,043,855
FIDELITY	FID MORTGAGE SEC*	143,727
FIDELITY	FID SEL GOLD*	2,922,495
FIDELITY	FID SEL BIOTECH*	525,951
FIDELITY	FID SEL ENERGY SVCS*	2,347,741
FIDELITY	FID SEL INSURANCE*	320,380
FIDELITY	FID SEL RETAILING*	63,208
FIDELITY	FIDELITY GOVT INCOME*	437,963
FIDELITY	FID SEL ENERGY*	6,416,903
FIDELITY	FID SEL LEISURE*	158,737
FIDELITY	FID SEL HEALTHCARE*	1,123,051
FIDELITY	FID SEL TECHNOLOGY*	506,255
FIDELITY	FID SEL UTILITIES GR*	245,731
FIDELITY	FID SEL FINANCIAL*	288,101
FIDELITY	FID SEL DEFENSE*	2,979,631

FIDELITY	FID SEL BROKERAGE*	544,778
FIDELITY	FID SEL CHEMICAL*	760,413
FIDELITY	FID INDEPENDENCE*	387,292
FIDELITY	FID OTC PORTFOLIO*	30,598
FIDELITY	FID OVERSEAS*	311,851
FIDELITY	FID SEL TELECOMM*	67,807
FIDELITY	FID SEL HOME FINANCE*	208,421
FIDELITY	FID LEVERAGED CO STK*	8,458,635
FIDELITY	FID EUROPE*	513,617
FIDELITY	FID PACIFIC BASIN*	415,100
FIDELITY	FID REAL ESTATE INVS*	4,085,937
FIDELITY	FID BALANCED*	2,844,410
FIDELITY	FID INTL DISCOVERY*	1,325,442
FIDELITY	FID CAP APPRECIATION*	1,365,125
FIDELITY	FID CONVERTIBLE SEC*	192,303
FIDELITY	FID CANADA*	3,146,099
FIDELITY	FIDELITY UTILITIES*	191,112
FIDELITY	FID BLUE CHIP GROWTH*	1,677,918
FIDELITY	FID ASSET MANAGER*	703,075
FIDELITY	FID DISCIPLINED EQTY*	324,314
FIDELITY	FIDELITY LOW PR STK*	11,197,057
FIDELITY	FID WORLDWIDE*	92,240
FIDELITY	FID EQUITY INCOME II*	856,859
FIDELITY	FID STOCK SELECTOR*	152,204
FIDELITY	FID ASSET MGR GRTH*	110,111
FIDELITY	FIDELITY EMERG MRKTS*	2,129,545
FIDELITY	FIDELITY AGGR GROWTH*	322,156
FIDELITY	FID DIVERSIFIED INTL*	5,087,125
FIDELITY	FID ASSET MGR INCOME*	185,093
FIDELITY	FID DIVIDEND GROWTH*	711,905
FIDELITY	FID NEW MARKETS INC*	2,847,961
FIDELITY	FID EXP & MULTINATL*	1,159,410
FIDELITY	FID FOCUSED STOCK*	106,886
FIDELITY	FID GLOBAL BALANCED*	507,900
FIDELITY	FID AGGRESSIVE INTL*	440,773
FIDELITY	FID SM CAP INDEPEND*	825,236
FIDELITY	FID MID CAP STOCK*	1,722,460
FIDELITY	FID LARGE CAP STOCK*	72,349
FIDELITY	FID DISCOVERY*	80,094
FIDELITY	FID SMALL CAP STOCK*	641,509
FIDELITY	FID EUROPE CAP APP*	192,466
FIDELITY	FIDELITY NORDIC*	191,452
FIDELITY	FID ASSET MGR AGGR*	90,575
FIDELITY	FID LATIN AMERICA*	3,717,263
FIDELITY	FID JAPAN*	966,216
FIDELITY	FID SOUTHEAST ASIA*	637,602
FIDELITY	FID CHINA REGION*	1,045,920
FIDELITY	FID SEL BUS SV & OUT*	18,154
FIDELITY	FID SEL MED EQ & SYS*	1,490,166
FIDELITY	FID FOUR IN ONE IDX*	324,329

FIDELITY	FID JAPAN SMALLER CO*	1,390,149
FIDELITY	FID GROWTH & INC II*	182,846
FIDELITY	FID STRATEGIC INCOME*	804,087
FIDELITY	FID FREEDOM INCOME*	4,201,803
FIDELITY	FID FREEDOM 2000*	8,547,688
FIDELITY	FID FREEDOM 2010*	53,203,363
FIDELITY	FID FREEDOM 2020*	77,390,530
FIDELITY	FID FREEDOM 2030*	34,546,687
FIDELITY	FID SM CAP RTMT*	413,008
FIDELITY	SPTN TOTAL MKT INDEX*	709,898
FIDELITY	SPTN EXTND MKT INDEX*	262,838
FIDELITY	SPARTAN INTL INDEX*	1,008,461
FIDELITY	FID SHORT TERM BOND*	808,714
FIDELITY	FID INTM GOVT INCOME*	58,498
FIDELITY	FID HIGH INCOME*	485,000
FIDELITY	FID FIFTY*	658,039
FIDELITY	FID SEL AUTOMOTIVE*	63,992
FIDELITY	FID SEL MULTIMEDIA*	104,757
FIDELITY	FID SEL MEDICAL DEL*	4,577,219
FIDELITY	FID SEL PAPER&FOREST*	41,582
FIDELITY	FID SEL BANKING*	203,860
FIDELITY	FID SEL INDUST MATER*	551,384
FIDELITY	FID SEL INDUST EQUIP*	56,753
FIDELITY	FID SEL CONSTR/HOUSE*	1,100,813
FIDELITY	FID SEL TRANSPORT*	283,108
FIDELITY	FID SEL NATURAL GAS*	6,461,101
FIDELITY	FID SEL NATURAL RES*	1,003,363
FIDELITY	FID SEL CYCLICAL IND*	66,386
FIDELITY	FID SEL ENVIRONMENT*	65,019
FIDELITY	FID SEL CONSUMER IND*	2,817
FIDELITY	FID SEL DEVELOP COMM*	66,834
FIDELITY	SPARTAN US EQ INDEX*	1,403,130
FIDELITY	FIDELITY US BD INDEX*	628,311
FIDELITY	FID INST SH INT GOVT*	84,197
FIDELITY	FID LARGE CAP VALUE*	207,885
FIDELITY	FID FREEDOM 2040*	10,048,243
FIDELITY	FID MID CAP VALUE*	1,082,191
FIDELITY	FID LARGE CAP GROWTH*	346,356
FIDELITY	FID MID CAP GROWTH*	565,081
FIDELITY	FID INFLAT PROT BOND*	570,097
FIDELITY	FID ULTRASHORT BOND*	90,060
FIDELITY	FID FLOAT RT HI INC*	45,199
FIDELITY	FID INTL SMALL CAP*	2,159,856
FIDELITY	FID TOTAL BOND*	16,691
FIDELITY	FID VALUE DISCOVERY*	701,823
FIDELITY	FID REAL ESTATE INC*	103,702
FIDELITY	FID SEL NET & INFSTR*	208,796
FIDELITY	FID SEL WIRELESS*	1,548,747
FIDELITY	FID BLUE CHIP VALUE*	521,891
FIDELITY	FID NASDAQ COMP INDX*	34,871

FIDELITY	FID STRAT DIV & INC*	202,518
FIDELITY	BROKERAGELINK	10,799,919
JP MORGAN	2A STABLE VALUE FUND	214,466,621
JANUS	JANUS WORLDWIDE	3,766,673
JANUS	JANUS OVERSEAS	7,885,878
JP MORGAN	2F MID CAP FUND	36,953,253
JP MORGAN	2B BOND FUND	48,173,819
T. ROWE PRICE	2E LARGE CAP GROWTH	72,470,883
CAPITAL GUARDIAN INTERNATIONAL	2H INTL EQUITY FUND	41,323,085
BANK OF NEW YORK	2C S&P INDEX FUND	152,781,283
ALLIANCE CAPITAL	2D LARGE CAP VALUE	20,564,454
THE BOSTON COMPANY	2G SMALL CAP FUND	40,237,282
GOODRICH CORPORATION	2I COMPANY STOCK*	243,406,774

		1,302,478,588
LOANS TO PARTICIPANTS*	Loans bear interest at fixed rates based on when the loan originated.	42,325,393

TOTAL		$1,344,803,981

*Indicates party-in-interest to the Plan.
Note: Cost information has not been included above because all investments are participant directed

EXHIBIT INDEX
23      Consent of Independent Registered Public Accounting Firm — Ernst & Young LLP